信利置業有限公司
SINO LAND COMPANY LIMITED

RECEIVED

2004 APR 23 A 9:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: SLC-EI/FC-2004/CS-0293

30 March, 2004

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb

04024535

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention the following documents:-

(1) a copy of the Company's 2003-2004 Interim Report; and
(2) a copy of the Press Announcement on the Election of Language and Means of Receipt of Corporate Communication.

For your information, the said documents are also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

PROCESSED
APR 26 2004
THOMSON FINANCIAL

dlw 4/26

Fanny Cheng
Assistant Company Secretary

Encls.

c.c. (1) The Bank of New York (Hong Kong) Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen
(2) Morningstar ADR Review Attn.: Ms. Judith Cohn

11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong. 香港九龍尖沙咀梳士巴利道尖沙咀中心11樓至12樓
Tel 電話：(852) 2721 8388 Fax 傳真：(852) 2723 5901 Internet 電子郵件：info@sino-land.com Website 網址：www.sino-land.com

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: (00083)

ANNOUNCEMENT

Sino Land Company Limited wishes to announce that it is, in accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, making adequate arrangements to seek the election of shareholders as to whether they wish to receive future Corporate Communications of the Company: (i) by electronic means (through the Company's website: www.sino-land.com); or (ii) in printed form, in English only, in Chinese only, or in both English and Chinese.

INTRODUCTION

In order to save mailing and printing costs and for the protection of the environment, Sino Land Company Limited (the "Company") is making the arrangements described below to seek its shareholders' election in relation to receiving future Corporate Communications of the Company: (i) by electronic means (through the Company's website: www.sino-land.com); or (ii) in printed form, in English only, in Chinese only or in both English and Chinese. The Company recommends that shareholders take advantage of these new options for their own convenience.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, the following arrangements have been or will be made by the Company:

1. The Company will send a letter on 30 March, 2004 (the "Information Letter") together with a reply form (the "Reply Form"), prepared in English and Chinese, and a pre-paid addressed return envelope to its shareholders to enable them to select to receive future Corporate Communications: (i) by electronic means (through the Company's website: www.sino-land.com); or (ii) in printed form, in English only, in Chinese only or in both English and Chinese. The Information Letter explains that if no reply is received from shareholders by 30 April, 2004, the arrangements described below will apply, where applicable:
   - the printed Chinese version of each future Corporate Communication will be sent to all Hong Kong shareholders who are natural persons with a Chinese name using a Hong Kong address; and
   - the printed English version of each future Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders (other than natural persons with a Chinese name) using a Hong Kong address.

   Whether a shareholder is a Hong Kong or an overseas shareholder will be determined by the address of that shareholder appearing on the register of members of the Company maintained by the Company's Share Registrars.

   Shareholders are entitled at any time by reasonable notice in writing to the Company's Share Registrars to change their choice of language and means of receipt of Corporate Communications.
2. With respect to shareholders who choose to receive Corporate Communications in printed form, the Company will send the selected language versions of Corporate Communications to those shareholders who have made a selection unless and until they notify the Company's Share Registrars in writing that they wish to receive Corporate Communications in the other (or both) language(s), or by electronic means through the Company's website.
3. When each printed Corporate Communication is sent out in accordance with the arrangements described in paragraphs 1 and 2 above, a change request form (the "Change Request Form"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Corporate Communication, together with a pre-paid addressed return envelope, specifying that the Corporate Communication prepared in the other language will be available upon request, and that shareholders may change their language choice and means of receipt of Corporate Communications by completing the Change Request Form and returning it to the Company's Share Registrars.
4. If receipt by electronic means is chosen, and the relevant shareholders specify their email addresses in the Reply Form, the Company will notify such shareholders by email. Alternatively, if the electronic receipt option is chosen, but the relevant shareholders do not provide email addresses, Corporate Communications will be accessible through the Company's website and such shareholders will not be expressly notified as and when each Corporate Communication is published.
5. With respect to future shareholders, the Company will send both language versions of the first Corporate Communication to such shareholders together with a letter similar to the Information Letter, a reply form (in English and Chinese) and a pre-paid addressed return envelope for the use of such shareholders to indicate their preferences as to the means of receipt and the choice of language of future Corporate Communications. If no reply is received from such shareholders by an indicated deadline, the arrangements set out in paragraph 1 will be applied.
6. Corporate Communications in both English and Chinese, and in accessible format, will be available on the Company's website at www.sino-land.com. Soft copies of both languages of each Corporate Communication will be filed with the HKSE on the same day as such Corporate Communication is despatched to shareholders, or on such other day as required by the HKSE or pursuant to the Listing Rules.
7. The Company is providing a dial-up hotline service (Tel: (852) 2980 1768) to enable shareholders to make enquiry of the Company's proposed arrangements set out above.
8. The Information Letter and the Change Request Form will mention that both languages of each Corporate Communication will be available on the Company's website and that the dial-up hotline service has been provided as mentioned in paragraphs 6 and 7 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Corporate Communications"	any documents issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined in the definition stated in Rule 1.01 of the Listing Rules
"HKSE"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Share Registrars"	Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 29 March, 2004

信和置業有限公司
Sino Land Company Limited



2003-2004 Interim Report
二零零三年至二零零四年度中期報告書

Cover 封面：
蔚藍灣畔 *Residence Oasis*

CONTENTS 目錄

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, OBE, JP*
Paul Cheng Ming Fun, JP*
Albert Yeung Pak Hin
Raymond Tong Kwok Tung
Ivan Lee Wank-hay
Yu Wai Wai

(* Independent Non-Executive Directors)

Audit Committee
Paul Cheng Ming Fun, JP, Chairman
Ronald Joseph Arculli, GBS, OBE, JP

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Solicitors
Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Baker & McKenzie

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank
DBS Bank Ltd, Hong Kong Branch
The Bank of East Asia, Limited
Bank of Communications, Hong Kong Branch
Bangkok Bank Public Company Limited
Citibank, N.A.

Investor Relations Contact
Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : info@sino-land.com

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

Registrars
Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai,
Hong Kong
Telephone : (852) 2980 1768
Fax : (852) 2861 1465

Shareholders' Calendar

Closure of Register of Members	14th April, 2004 to 19th April, 2004 (both dates inclusive)
Deadline for returning scrip dividend election forms	11th May, 2004 4:00 p.m.
Interim Dividend	HK5 cents per share
Payable	18th May, 2004

Listing Information

Stock Code	83
American Depositary Receipt	
CUSIP number	829344308
Trading Symbol	SNOLY
ADR to Ordinary Share Ratio	1:5
Listing	Level One (OTC)
Depositary bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

CHAIRMAN'S STATEMENT

INTERIM RESULTS AND DIVIDEND

The Group's unaudited consolidated turnover and net profit attributable to shareholders for the six months ended 31st December, 2003 was HK$3,396 million and HK$607 million respectively. Earnings per share for the period was 15.61 cents.

The Directors have declared an interim dividend of 5 cents per share payable on 18th May, 2004 to those shareholders whose names appear on the Register of Members of the Company on 19th April, 2004.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 20th April, 2004. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 18th May, 2004.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS ACTIVITIES

(1) Land Bank

As at 31st December, 2003, the Group's land bank, including properties held for sale, properties under development and completed investment properties, consisted of a total gross floor area of approximately 17.7 million square feet comprising a balanced portfolio of properties of 40% residential; 34% commercial; 14% industrial; 9% car parks and 3% hotels. The Group continues to replenish its land bank with quality sites to maximize its earnings potential.

(2) Project Completion & Development Activities

During the interim period ended 31st December, 2003, the Group completed the following developments with a total attributable gross floor area of approximately 1.6 million square feet:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Ocean View 1 Po Tai Street, Area 77, Ma On Shan, New Territories	Residential	100%	612,465
2. Imperial Villas Phase I & II 1 & 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories	Residential	100%	180,403
3. The Cliveden 98 Route Twisk, Area 40, Tsuen Wan, New Territories	Residential	50%	112,538
4. Skyline Tower 39 Wang Kwong Road, Kowloon Bay, Kowloon	Commercial	50%	413,915
5. Raffles City Shanghai Plot 105 A&B, 228 Xizang Road Central, Huangpu District, Shanghai	Commercial	19%	255,977
			1,575,298

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 0.7 million square feet in the second half of financial year 2003/2004:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Parc Palais 18 Wylie Road, King's Park, Kowloon	Residential	30%	271,253
2. The Cairnhill Route Twisk, Area 40 Tsuen Wan, New Territories	Residential	25%	206,909
3. Embassy Lodge 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
			645,002

BUSINESS ACTIVITIES *(Continued)*

(3) Sales Activities

Sales revenue for the interim period was mainly derived from the sale of residential units in newly completed projects, namely Ocean View in Ma On Shan, Imperial Villas Phase I and II in Yuen Long and The Cliveden in Tsuen Wan. The sales of these projects were conducted in 2002 and 2003, and substantial numbers of units were sold during this period whereas the occupation permits of the projects were received during the interim period of the financial year 2003/2004. As at 31st December, 2003, over 97% of these units had been sold. This represents approximately 72% of the total production of flats on an attributable basis to be completed in the financial year 2003/2004.

Underpinned by the economic recovery and improved market sentiment, the interim period recorded robust improvement in property sales. Property prices in the primary market have recorded double-digit growth. Parc Palais, in which Sino Land has a 30% interest, will benefit from the strong pick-up in the property market. The Cairnhill, which Sino Land is jointly developing with Cheung Kong and K. Wah, has also seen solid growth both in take-up and prices in the past few months. The second phase of the project was launched in January and all of the units have now been sold. The sale of Anglers' Bay in Sham Tseng has also been progressing well with approximately 81% of the units already sold by end of February 2004.

The Group launched two residential projects for pre-sale during the interim period. Oceania Heights in Tuen Mun was marketed in July 2003 whereas a selected number of units in Residence Oasis over the MTR Hang Hau Station in Tseung Kwan O were rolled out to market in November 2003. Both projects were well received by home purchasers. The projects are scheduled for completion in the financial year 2004/2005. Management shall continue to review, monitor and control our marketing strategy in the light of prevailing market conditions so as to optimise our earnings.

(4) Rental Activities

As at 31st December, 2003, the Group had 9.2 million square feet of attributable gross floor area of completed investment properties, an increase from 8.6 million square feet as at 30th June, 2003. The increase of 0.6 million square feet was mainly attributable to the completion of Skyline Tower in Kowloon Bay and Raffles City Shanghai during the interim period. The leasing of the two new properties has been progressing well. The portfolio of completed investment properties comprises diversified properties: 50% commercial; 24% industrial; 17% car parks; 7% hotels and 2% residential.

During the interim period, the Group achieved high occupancy rates in all categories of its completed investment properties. With the resurgence of economic activities and the liberalisation of the "Individual Visit Scheme" for Mainland Chinese Travellers, the demand for retail space has been strong, thereby pushing up retail rental income. The Group continues to carry out effective promotional activities in its shopping malls to increase both traffic flow and enhance customer loyalty, thereby creating more business opportunities for our tenants, enhancing both asset and shareholder value.

In order to capture the expanded customer base brought about by the "Individual Visit Scheme" and to enhance the shopping experience of domestic customers, the Group undertook a major renovation programme for the shopping mall in China Hong Kong City in mid-2003. Phase One renovation was completed in November 2003. The new design provides a new and refreshing outlook to the mall. The colour scheme and the layout of the shops have been redesigned to attract more prominent tenants, thus providing a better tenant mix. A new food court named "Gourmet Express" is located on the second floor of the shopping mall, and offers a variety of cuisines to discerning customers. The renovation has helped increase traffic flow and strengthened both the occupancy level and rental income. In addition, the office and industrial sectors have benefited from The Closer Economic Partnership Arrangement ("CEPA") with occupancies remaining high and rentals firming up.

The gross rental revenue of the Group, including the attributable share of its associates, has been maintained at HK$565 million with satisfactory overall occupancy. The highly diversified nature of the Group's rental properties with significant portion attributable to retail, the favourable location of its premises, effective strategic and thematic marketing and better customer service all continue to prove to be significant contributing factors in ensuring solid recurrent earnings.

(5) Finance

As at 31st December, 2003, the Group's gearing ratio, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity, was decreased to approximately 28.5% as compared to approximately 36.8% as at 30th June, 2003 mainly due to cash inflows from sales of completed and new projects. Of the total borrowings, approximately 24% was repayable within one year, 23% repayable between one and two years and 53% repayable between two and five years. The Group, including the attributable shares of its associates, held cash resources of approximately HK$11,519 million, comprising cash on hand of approximately HK$3,077 million together with committed undrawn facilities of approximately HK$8,442 million. The total asset value of the Group amounted to HK$39,764 million. The unaudited shareholders' funds and net asset value per share of the Group amounted to HK$25 billion and HK$6.45 respectively.

With the recent improvement in economic conditions and in the stock market in Hong Kong, the share price of the Company has been consistently well above the exercise price of HK$4 per share for the conversion of the Convertible Notes arranged in May 2002. As at 29th February, 2004, a total of approximately HK$349 million Convertible Notes were converted into shares. As a result, the number of our fully paid issued shares has increased by 87,355,000 to a total of 3,990,338,467.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2003. Foreign exchange exposure is kept at a minimal level. The majority of the Group's borrowings are subject to floating interest rates except for the Convertible Notes due 2007.

As at 31st December, 2003, the Group did not record any material changes in contingent liabilities since the previous financial year ended 30th June, 2003.

(6) Future Developments

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 31st December, 2003, the Group had approximately 7.9 million attributable square feet of land bank currently being developed, about 84% of which is allocated for residential projects due for completion within the next three years.

The Group affirms its commitment to building premium properties, incorporating wherever possible environmentally friendly and contemporary design concepts and features in its new developments and property management to provide better quality of housing and service resulting in improved life style for its customers. Management continues to conduct regular reviews on its properties for improvement to achieve the highest standards.

Other than the matters above mentioned, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2003.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. We believe that the interests of long-term shareholders can best be optimised by conducting our business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in our daily operations and business development. During the interim period, the Group organized fund-raising activities for Hong Kong Red Cross, Hong Kong Community Chest and other charitable organisations.

We are very pleased to announce that the Group and its wholly-owned property management arm, Sino Estates Management Limited ("SEML"), were awarded "Caring Company 2003-2004" by The Hong Kong Council of Social Service. SEML was also awarded the "Top 10 High Service Hour Award (2002) (Private Organisation)" by the Social Welfare Department in recognition of its contributions to society. SEML actively organised and participated in a number of charitable activities through its "Sino Volunteer Team" which was set up in 2002. The Team has organised donation campaigns in the properties that SEML manages for Hong Kong Community Chest and Hong Kong Council of Early Childhood Education & Services. Members of the Team have reached out and visited over 400 elderly people living in Caritas Hong Kong – Services for Elderly. SEML has also carried out "Old Books Recycling Programmes" in over 40 estates for World Vision and "Old Clothes Recycling Programme" for Salvation Army and Friends of the Earth.

SEML has received a number of awards which confirm its efforts and commitments to environmental protection and quality management. Following the award of the "Fresh Water Plumbing Quality Maintenance Recognition Scheme Certificate" for 4 properties it manages from Water Supplies Department last year, SEML was presented with the same Certificate for 36 more properties to acknowledge its sterling work during the interim period. It has also won the champion, 1st runner-up, 2nd runner-up and a Merit Prize in the "Kwun Tong Cleaning Competition – Private Building (Industrial)" for Futura Plaza, Westin Centre, Remington Centre and Seaview Centre respectively. In addition, Ville de Cascade which SEML serves as property manager was awarded a Merit Prize in the "Quality Estate Management Competition for Shatin District" by the Shatin District Council.

EMPLOYEE PROGRAMMES

During the interim period, the Group held various internal and external training programmes for its employees. These programmes for the Group's employees are designed, amongst other things, to strengthen their language proficiency, professional knowledge and management know-how as well as to enhance their productivity. Course contents covered language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation in respect of office administration, property management and project management. New courses will continually be developed to meet corporate and specific career planning needs.

As the economic and social ties between the Mainland and Hong Kong strengthen, the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff, in particular front-line positions, must uphold meticulous customer service standards. In this regard, a consultancy has been engaged to provide an intensive training programme on quality customer service practices. Over 1,500 staff underwent training during the interim period with positive and encouraging feedback from both participants and customers.

Furthermore, the Group places significant emphasis on team-work. Strong team-work is an important element for enhancing efficiency and effectiveness of human resources, internal procedures and systems. It directs individual achievement towards the Group's objectives, which results in better quality of products and services. During the interim period, a number of workshops and seminars on team-building and leadership were organised to promote the spirit and skills of team-work.

PROSPECTS

During the interim period, the Hong Kong economy has experienced a strong growth with rising GDP, reducing unemployment rate and substantial improvement in visitor arrivals benefiting the retail and hospitality industries. Against this backdrop, market sentiment has also improved significantly. The confirmation of HKSAR Government's stance on housing policies on supply of land by coordinating with the two railway corporations, the deferring of Building Covenant Periods and amendments of Tenancy Control to cater for the needs of both landlord and tenants announced in October 2003 have further strengthened confidence in the property market. The combination of a low interest rate environment and that banks continue to offer favourable mortgage terms have led to an increase in the volume of property transactions and that property prices in both the luxury and mass residential sectors have experienced a double-digit growth.

The relaxation of travel restrictions by the PRC Government in order to allow mainlanders to visit Hong Kong has had a positive effect on the economy of Hong Kong in general with industries such as tourism, hotels, food and beverage, transportation and retail businesses being the major beneficiaries of such change. Furthermore, with Hong Kong now able to accept RMB credit cards, the retail industry is set for favourable growth.

In the medium to long term, the continuing economic development of the Mainland will enhance trade and traffic flow between the Asia Pacific Region and Hong Kong, further strengthening our city's economic recovery. The Closer Economic Partnership Arrangement signed in June 2003 whereby zero import tariff preference is applied to a selected range of exports from Hong Kong provides an impetus towards Hong Kong businesses in that it creates a higher level of access to the Mainland market. This engenders even more economic activities between the territories resulting in mutual gains.

The Group shall continue to selectively replenish its land bank to optimise earnings. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

On behalf of the Board, I would like to take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 17th March, 2004

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31st December, 2003

	Notes	Six months ended 31st December, 2003 (Unaudited) HK$	31st December, 2002 (Unaudited and as restated) HK$
Turnover	3	**3,396,393,317**	2,999,098,443
Cost of sales		**(1,936,007,196)**	(1,792,249,990)
Direct expenses		**(461,905,420)**	(376,641,809)
		998,480,701	830,206,644
Other operating income		**19,037,346**	23,133,317
Unrealised holding gain (loss) on investments in trading securities		**107,853,961**	(100,959,166)
Impairment loss on investments in other securities		**(11,997,295)**	(161,127,507)
Administrative expenses		**(173,582,017)**	(171,736,571)
Profit from operations	4	**939,792,696**	419,516,717
Finance income	5	**47,122,919**	57,231,163
Finance costs	6	**(110,974,884)**	(215,591,437)
Net finance costs		**(63,851,965)**	(158,360,274)
Share of results of associates	7	**(175,738,498)**	(42,554,331)
Profit before taxation		**700,202,233**	218,602,112
Income tax expense	8	**(89,674,674)**	(73,064,059)
Profit before minority interests		**610,527,559**	145,538,053
Minority interests		**(3,473,650)**	2,674,699
Net profit for the period		**607,053,909**	148,212,752
Dividend	9	**77,726,686**	77,288,637
Earnings per share	10		
Basic		**15.61 cents**	3.83 cents
Diluted		**14.95 cents**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2003

	Notes	31st December, 2003 (Unaudited) HK$	30th June, 2003 (Audited and as restated) HK$
Non-current assets			
Investment properties	*11*	**13,440,169,174**	13,292,907,150
Hotel property		**1,178,578,081**	1,178,578,081
Property, plant and equipment	*12*	**66,722,606**	71,828,784
Interests in associates	*13*	**9,809,427,638**	11,048,203,287
Investments in securities		**1,424,110,340**	1,003,414,144
Advances to investee companies		**21,646,777**	23,327,729
Other non-current assets		**300,000**	300,000
Long-term loans receivable	*14*	**676,979,131**	573,584,330
		26,617,933,747	27,192,143,505
Current assets			
Properties under development		**7,478,740,043**	8,845,310,945
Stocks of unsold properties		**430,121,020**	604,867,506
Hotel inventories		**21,512,079**	21,044,865
Investments in securities		**469,488,916**	361,634,955
Amounts due from associates		**1,428,473,017**	1,494,397,245
Accounts and other receivables	*15*	**864,045,697**	1,036,427,959
Current portion of long-term loans receivable	*14*	**86,791,454**	22,097,946
Taxation recoverable		**168,611,786**	21,620,306
Restricted bank deposits		**241,387,400**	6,854,166
Time deposits, bank balances and cash		**1,956,609,238**	1,084,955,668
		13,145,780,650	13,499,211,561
Current liabilities			
Accounts and other payables	*16*	**2,562,001,995**	3,504,670,983
Amounts due to associates		**33,023,923**	358,676,369
Taxation payable		**103,270,478**	105,609,771
Current portion of long-term unsecured bank loans		**13,044,360**	13,100,640
Current portion of long-term secured bank loans		**214,247,000**	277,753,200
Current portion of long-term unsecured other loan		**300,000,000**	300,000,000
Bank loans and overdrafts			
– secured		**1,500,708,600**	528,664,000
– unsecured		**217,406,000**	233,940,000
Secured other loans		**15,167,049**	284,899,106
		4,958,869,405	5,607,314,069
Net current assets		**8,186,911,245**	7,891,897,492
		34,804,844,992	35,084,040,997
Capital and reserves			
Share capital		**3,902,983,467**	3,886,334,280
Share premium and reserves		**21,269,648,666**	20,346,747,312
		25,172,632,133	24,233,081,592
Minority interests		**(753,127)**	(1,011,765)
Non-current liabilities			
Long-term borrowings – due after one year		**7,096,595,023**	8,330,468,298
Deferred tax liabilities		**28,857,276**	32,244,483
Advances from associates		**1,940,128,396**	1,966,649,850
Advances from an investee company		**—**	10,375,165
Advances from minority shareholders		**567,385,291**	512,233,374
		9,632,965,986	10,851,971,170
		34,804,844,992	35,084,040,997

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31st December, 2003

	Share capital *HK$*	Share premium *HK$*	Capital redemption reserve *HK$*	Investment property revaluation reserve *HK$*	Other security revaluation reserve *HK$*	Exchange reserve *HK$*	Retained profits *HK$*	Total *HK$*
At 1st July, 2002								
– as originally stated	3,874,211,830	9,283,178,408	124,820,000	5,230,465,489	(366,502,052)	2,805,781	7,569,583,631	25,718,563,087
– prior period adjustment *(Note 2)*	—	—	—	—	—	—	(86,883,006)	(86,883,006)
– as restated	3,874,211,830	9,283,178,408	124,820,000	5,230,465,489	(366,502,052)	2,805,781	7,482,700,625	25,631,680,081
Deficit on revaluation	—	—	—	—	(48,446,236)	—	—	(48,446,236)
Exchange differences arising from translation of financial statements of operations outside Hong Kong	—	—	—	—	—	(5,611,910)	—	(5,611,910)
Net losses not recognised in the income statement	—	—	—	—	(48,446,236)	(5,611,910)	—	(54,058,146)
Shares issued in lieu of cash dividend	20,592,195	—	—	—	—	—	—	20,592,195
Premium on issue of shares upon scrip dividend	—	35,521,536	—	—	—	—	—	35,521,536
Share issue expenses	—	(30,050)	—	—	—	—	—	(30,050)
Cancellation upon repurchase of own shares	(14,380,000)	—	14,380,000	—	—	—	(35,301,992)	(35,301,992)
Revaluation reserve released on disposal	—	—	—	5,288,441	—	—	—	5,288,441
Impairment loss charged to the income statement	—	—	—	—	140,673,445	—	—	140,673,445
Net profit for the period	—	—	—	—	—	—	148,212,752	148,212,752
Final dividend – 2002	—	—	—	—	—	—	(77,288,637)	(77,288,637)
At 31st December, 2002	3,880,424,025	9,318,669,894	139,200,000	5,235,753,930	(274,274,843)	(2,806,129)	7,518,322,748	25,815,289,625
(Deficit) surplus on revaluation	—	—	—	(1,231,115,559)	42,583,541	—	—	(1,188,532,018)
Share of deficit on revaluation of property interest of associates	—	—	—	(336,604,345)	—	—	—	(336,604,345)
Share of deficit on revaluation of property interest by minority shareholders	—	—	—	55,840,000	—	—	—	55,840,000
Exchange differences arising from translation of financial statements of operations outside Hong Kong	—	—	—	—	—	976,254	—	976,254
Net (losses) gains not recognised in the income statement	—	—	—	(1,511,879,904)	42,583,541	976,254	—	(1,468,320,109)
Shares issued in lieu of cash dividend	30,956,255	—	—	—	—	—	—	30,956,255
Premium on issue of shares upon scrip dividend	—	33,123,195	—	—	—	—	—	33,123,195
Share issue expenses	—	(230,050)	—	—	—	—	—	(230,050)
Cancellation upon repurchase of own shares	(25,046,000)	—	25,046,000	—	—	—	(54,960,390)	(54,960,390)
Revaluation reserve released on disposal	—	—	—	(13,428,283)	—	—	—	(13,428,283)
Share of revaluation reserves released on disposal of associates	—	—	—	(30,528,060)	—	—	—	(30,528,060)
Impairment loss charged to the income statement	—	—	—	—	111,723,571	—	—	111,723,571
Net loss for the period	—	—	—	—	—	—	(113,174,602)	(113,174,602)
Interim dividend – 2003	—	—	—	—	—	—	(77,369,560)	(77,369,560)
At 30th June, 2003	3,886,334,280	9,351,563,039	164,246,000	3,679,917,683	(119,967,731)	(1,829,875)	7,272,818,196	24,233,081,592
Surplus on revaluation	—	—	—	—	342,399,881	—	—	342,399,881
Exchange differences arising from translation of financial statements of operations outside Hong Kong	—	—	—	—	—	(3,413,367)	—	(3,413,367)
Net gains (losses) not recognised in the income statement	—	—	—	—	342,399,881	(3,413,367)	—	338,986,514
Shares issued in lieu of cash dividend	16,649,187	—	—	—	—	—	—	16,649,187
Premium on issue of shares upon scrip dividend	—	49,781,071	—	—	—	—	—	49,781,071
Share issue expenses	—	(30,050)	—	—	—	—	—	(30,050)
Revaluation reserves released on disposal	—	—	—	4,797,618	38,978	—	—	4,836,596
Net profit for the period	—	—	—	—	—	—	607,053,909	607,053,909
Final dividend – 2003	—	—	—	—	—	—	(77,726,686)	(77,726,686)
At 31st December, 2003	3,902,983,467	9,401,314,060	164,246,000	3,684,715,301	222,471,128	(5,243,242)	7,802,145,419	25,172,632,133

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31st December, 2003

	Six months ended	
	31st December, 2003 (Unaudited) *HK$*	31st December, 2002 (Unaudited) *HK$*
Net cash from (used in) operating activities	**1,007,095,471**	(2,780,143,854)
Net cash from investing activities	**614,393,314**	577,552,263
Net cash (used in) from financing activities	**(755,786,486)**	1,124,616,181
Net increase (decrease) in cash and cash equivalents	**865,702,299**	(1,077,975,410)
Cash and cash equivalents at beginning of the period	**1,080,391,668**	2,202,065,294
Effect of foreign exchange rate changes	**5,951,271**	1,582,634
Cash and cash equivalents at end of the period	**1,952,045,238**	1,125,672,518
Analysis of the balances of cash and cash equivalents:		
Time deposits, bank balances and cash	**1,956,609,238**	1,131,236,518
Bank overdrafts	**(4,564,000)**	(5,564,000)
	1,952,045,238	1,125,672,518

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2003, except that the Group has adopted SSAP 12 (Revised) "Income Taxes" ("SSAP 12 (Revised)") in the current period.

Income taxes

The principal effect of the adoption of SSAP 12 (Revised) is in relation to deferred tax. In prior periods, partial provision was made for deferred tax using the income statement liability method in which a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the condensed financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly. This change in accounting policy has resulted in a decrease of retained profits of HK$102,765,004 at 30th June, 2003 *(at 30th June, 2002: decrease of retained profits of HK$86,883,006)*. The net profit for the six months ended 31st December, 2003 has been increased by HK$396,496 *(six months ended 31st December, 2002: decrease of net profit of HK$9,584,491)*. This change in accounting policy has also resulted in an increase of goodwill arising from the acquisition of an associate for the year ended 30th June, 1997 from HK$179,717,551 to HK$252,916,351.

3. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into five operating divisions - property, security, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information:

Six months ended 31st December, 2003

	Property *HK$*	Security *HK$*	Financing *HK$*	Hotel *HK$*	Building management and services *HK$*	Elimination *HK$*	Consolidated *HK$*
REVENUE							
Turnover							
Property rental	415,246,219	—	—	—	—	—	415,246,219
Property sales	2,594,720,610	—	—	—	—	—	2,594,720,610
Hotel operations	—	—	—	129,511,422	—	—	129,511,422
Management services	32,684,285	—	—	—	173,656,186	—	206,340,471
Share investment and dealing	—	20,452,698	—	—	—	—	20,452,698
Financing	—	—	30,121,897	—	—	—	30,121,897
	3,042,651,114	20,452,698	30,121,897	129,511,422	173,656,186	—	3,396,393,317
Other operating income	10,713,401	1,738,014	1,835,603	—	4,750,328	—	19,037,346
Inter-segment sales *	—	—	—	—	12,410,949	(12,410,949)	—
Total revenue	3,053,364,515	22,190,712	31,957,500	129,511,422	190,817,463	(12,410,949)	3,415,430,663
SEGMENT RESULT	822,452,773	118,047,378	31,957,500	62,637,270	78,279,792	—	1,113,374,713
Unallocated corporate expenses							(173,582,017)
Profit from operations							939,792,696

3. SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

Six months ended 31st December, 2002

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	420,122,208	—	—	—	—	—	420,122,208
Property sales	2,188,060,651	—	—	—	—	—	2,188,060,651
Hotel operations	—	—	—	115,331,296	—	—	115,331,296
Management services	30,031,827	—	—	—	162,170,583	—	192,202,410
Share investment and dealing	—	17,696,686	—	—	—	—	17,696,686
Financing	—	—	65,685,192	—	—	—	65,685,192
	2,638,214,686	17,696,686	65,685,192	115,331,296	162,170,583	—	2,999,098,443
Other operating income	6,287,425	1,923,854	105,674	—	14,816,364	—	23,133,317
Inter-segment sales *	—	—	—	—	11,574,090	(11,574,090)	—
Total revenue	2,644,502,111	19,620,540	65,790,866	115,331,296	188,561,037	(11,574,090)	3,022,231,760
SEGMENT RESULT	631,870,857	(242,466,133)	65,790,866	48,303,730	87,753,968	—	591,253,288
Unallocated corporate expenses							(171,736,571)
Profit from operations							419,516,717

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

4. PROFIT FROM OPERATIONS

	Six months ended 31st December, 2003 HK$	Six months ended 31st December, 2002 HK$
Profit from operations has been arrived at after charging:		
Cost of hotel inventories	**11,994,412**	11,678,185
Depreciation	**8,023,390**	8,157,327

5. FINANCE INCOME

	Six months ended 31st December, 2003 HK$	Six months ended 31st December, 2002 HK$
Interest income on		
advances to associates	**30,073,491**	33,676,465
advances to investee companies	**3,450,391**	3,479,564
bank deposits	**13,599,037**	20,075,134
	47,122,919	57,231,163

6. FINANCE COSTS

	Six months ended	
	31st December, 2003	31st December, 2002
	HK$	*HK$*
Interests on borrowings	**116,446,927**	211,474,170
Provision for premium on redemption of convertible notes	**8,423,671**	8,423,671
Amortisation of issue costs of convertible notes	**3,787,405**	3,787,405
Loan facility arrangement fees and finance charges	**13,853,811**	10,420,490
	142,511,814	234,105,736
Less: Amount capitalised to properties under development	**(31,536,930)**	(18,514,299)
	110,974,884	215,591,437

7. SHARE OF RESULTS OF ASSOCIATES

The share of results of associates includes amortisation of associates' goodwill of HK$6,477,214 *(six months ended 31st December, 2002: HK$6,477,214 as restated)* and release of associates' negative goodwill of HK$2,564,199 *(six months ended 31st December, 2002: HK$2,564,199)*.

8. INCOME TAX EXPENSE

	Six months ended	
	31st December, 2003	31st December, 2002
	HK$	*HK$*
		(As restated)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	**82,057,376**	60,713,560
Deferred tax	**(3,387,207)**	1,700,584
	78,670,169	62,414,144
Share of taxation attributable to associates		
Hong Kong Profits Tax	**9,843,764**	4,595,978
Deferred tax	**1,160,741**	6,053,937
	11,004,505	10,649,915
	89,674,674	73,064,059

Hong Kong Profits Tax is calculated at 17.5% *(16% or 17.5% for the six months ended 31st December, 2002, as appropriate)* of the estimated assessable profit for the six months ended 31st December, 2003.

On 27th March, 2002 and 14th March, 2003, the Inland Revenue Department ("IRD") initiated tax inquiries for the years of assessment 1995/96 and 1996/97, respectively, on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$60,000,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. On 20th August, 2003, IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on a wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 was issued to City Empire for the years under review and objections were properly lodged with the IRD by City Empire. In the opinion of the Directors, in view of the tax inquiries are still at the stage of collation of evidence, the ultimate outcome of these tax inquiries cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made.

9. DIVIDEND

	Six months ended 31st December, 2003 HK$	Six months ended 31st December, 2002 HK$
Final dividend for the year ended 30th June, 2003 of HK 2 cents *(year ended 30th June, 2002: HK 2 cents)* with a scrip dividend option per share	**77,726,686**	77,288,637

The Directors determined that an interim dividend for the six months ended 31st December, 2003 of HK5 cents *(six months ended 31st December, 2002: HK 2 cents)* per share would be paid to the shareholders of the Company whose names appear in the Register to Members on 19th April, 2004.

10. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31st December, 2003 HK$	Six months ended 31st December, 2002 HK$ (As restated)
Earnings for the purpose of basic earnings per share	**607,053,909**	148,212,752
Effect of dilutive potential ordinary shares:		
Interest and premium on convertible notes	**30,279,447**	30,279,447
Earnings for the purpose of diluted earnings per share	**637,333,356**	178,492,199
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	**3,887,691,551**	3,869,689,847
Effect of dilutive potential ordinary shares:		
Convertible notes	**375,000,000**	375,000,000
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**4,262,691,551**	4,244,689,847

No diluted earnings per share has been presented for the six months ended 31st December, 2002 as the effect of the assumed conversion of the Group's outstanding convertible notes would result in an increase in earnings per share.

11. INVESTMENT PROPERTIES

During the six months ended 31st December, 2003, certain properties under development were transferred to investment properties amounting to HK$151,184,995 *(six months ended 31st December, 2002: HK$167,937,960)*.

12. PROPERTY, PLANT AND EQUIPMENT

During the six months ended 31st December, 2003, additions to property, plant and equipment amounted to HK$4,338,765 *(six months ended 31st December, 2002: HK$5,120,042)*.

13. INTERESTS IN ASSOCIATES

	31st December, 2003 *HK$*	30th June, 2003 *HK$* (As restated)
Share of net assets	**1,016,102,062**	1,595,730,713
Goodwill	**161,930,358**	168,407,572
Negative goodwill	**(92,311,145)**	(94,875,344)
	1,085,721,275	1,669,262,941
Advances to associates, less allowances	**8,723,706,363**	9,378,940,346
	9,809,427,638	11,048,203,287

The IRD initiated tax inquiries for the years of assessment 1994/95 to 2001/02 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited ("MSL") and for the years of assessment 1994/95 to 1997/98 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associate, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$406,000,000 and HK$33,000,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The effective share of the amount attributable to the Group as at 31st December, 2003 is estimated to be approximately HK$102,000,000 and HK$15,000,000, respectively. In view of the tax inquiries are still at the stage of collation of evidence, the management of WHI and of MII are of the opinion that the ultimate outcome of the tax inquiries, which may not be known for some years, cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of WHI and of MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

14. LOANS RECEIVABLE

The Group offers loans to buyers of properties sold by the Group and the repayment terms of the loans are specified in the respective loan agreements.

15. ACCOUNTS AND OTHER RECEIVABLES

Included in accounts and other receivables are trade receivables of HK$142,519,179 *(30th June, 2003: HK$404,488,915)* mainly comprising sales proceeds receivables and rental receivables which are billed in advance and settlement are expected upon receipt of billings.

The following is an aged analysis of trade receivables at the reporting date:

	31st December, 2003 *HK$*	30th June, 2003 *HK$*
0 – 30 days	**68,055,238**	343,569,680
31 – 60 days	**19,387,779**	10,672,402
61 – 90 days	**8,038,672**	8,474,451
Over 90 days	**47,037,490**	41,772,382
	142,519,179	404,488,915

Trade receivables over 90 days amounting to HK$47,037,490 *(30th June, 2003: HK$41,772,382)* are sufficiently covered by rental deposits received from the respective tenants and no provision is required for these receivables under the Group's provision policy.

16. ACCOUNTS AND OTHER PAYABLES

Included in accounts and other payables are trade payables of HK$111,489,454 *(30th June, 2003: HK$97,654,470).*

The following is an aged analysis of trade payables at the reporting date:

	31st December, 2003 *HK$*	30th June, 2003 *HK$*
0 – 30 days	**94,726,122**	35,316,475
31 – 60 days	**5,674,014**	9,028,714
61 – 90 days	**898,667**	799,531
Over 90 days	**10,190,651**	52,509,750
	111,489,454	97,654,470

17. PLEDGE OF ASSETS

(a) At 31st December, 2003, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$13,933,496,164 *(30th June, 2003: HK$12,616,308,971)* were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$7,148,992,914 *(30th June, 2003: HK$6,805,030,371).*

(b) At 31st December, 2003, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$3,573,148,276 *(30th June, 2003: HK$3,952,733,333)*, of which HK$2,894,491,914 *(30th June, 2003: HK$2,894,146,090)* was utilised and was guaranteed by the Company.

18. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the financial statements:

	31st December, 2003 *HK$*	30th June, 2003 *HK$*
(a) Commitments in respect of property development expenditure:		
Authorised but not contracted for	**15,532,106**	1,184,813,547
Contracted but not provided for	**2,240,385,506**	973,447,137
	2,255,917,612	2,158,260,684
(b) Guarantees in respect of banking facilities and other liabilities of associates		
Utilised	**2,894,491,914**	2,894,146,090
Not utilised	**681,161,362**	1,061,092,243
	3,575,653,276	3,955,238,333

(c) At 31st December, 2003 and 30th June, 2003, the Company and a wholly-owned subsidiary are parties to a legal claim and counterclaim in respect of the termination of a sale and purchase agreement dated 19th December, 1996 between the Company and the subsidiary and Hang Lung Development Company Limited and its subsidiary. The trial began on 2nd February, 2004 and is expected to last for at least fourteen weeks, if not longer. The possibility of an appeal by the losing side is considered likely by the legal advisors, and in such a case, the appeal itself may not be heard for at least a year. In the opinion of the Directors, since these claim and counterclaim are being contested, likelihood of the conclusion of the case within a short period of time is remote at the present stage of the legal proceedings. Accordingly, no provision for contingency has been made.

19. POST BALANCE SHEET EVENT

Subsequent to 31st December, 2003 and up to the date of this Report, a total of HK$387,920,000 of convertible notes of the Group were converted into 96,980,000 shares of the Company.

CLOSURE OF REGISTER

The Register of Members will be closed from 14th April, 2004 to 19th April, 2004, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 19th April, 2004.

In order to qualify for the interim dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on 13th April, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company and its subsidiary companies had not purchased, sold or redeemed any of the listed securities of the Company.

DIRECTORS' INTERESTS IN SHARES AND DEBT SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 31st December, 2003, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	2,595,971	Beneficial owner of 115,914 shares and spouse interest in 2,480,057 shares	0.06%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	1,044,095	Beneficial owner	0.02%
Mr. Paul Cheng Ming Fun, JP	60,486	Beneficial owner	≃ 0%
Mr. Albert Yeung Pak Hin	14,714	Beneficial owner	≃ 0%
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Ivan Lee Wank-hay	–	–	–
Mr. Yu Wai Wai	–	–	–

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	524,720	Beneficial owner	0.03%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	60,000	Beneficial owner	≃ 0%
Mr. Paul Cheng Ming Fun, JP	–	–	–
Mr. Albert Yeung Pak Hin	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Ivan Lee Wank-hay	–	–	–
Mr. Yu Wai Wai	–	–	–

DIRECTORS' INTERESTS IN SHARES AND DEBT SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(Continued)*

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	Number of Ordinary Shares	% of Issued Share Capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Kotachi Limited	2 *(Notes 1 & 11)*	100%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Perfect Finance Limited	1 *(Notes 1 & 5)*	50%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% wholly-owned by Boswell Holdings Limited in which Mr. Ng Chee Siong had a 50% control.*
2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*
3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*
4. *The shares were held by Jade Result Limited, a wholly-owned subsidiary of Osborne.*
5. *The share(s) was(were) held by Osborne.*
6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*
7. *The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*
8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*
9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*
10. *The shares were held by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*
11. *The shares were held by Erleigh Property Limited, a wholly-owned subsidiary of Osborne.*

(c) Long Positions in Underlying Shares and Debentures Short Positions in Shares, Underlying Shares and Debentures

There were no long positions in the underlying shares and debentures or any short positions in the shares, underlying shares and debentures of the Company and its associated corporations, which were recorded in the register as required to be kept under Section 352 of Part XV of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code contained in the Listing Rules.

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 31st December, 2003, the interests and short positions of the Substantial Shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register as required to be kept under Section 336 of Part XV of the SFO were as follows:

(a) Long Positions in Shares and Underlying Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,174,506,614 *(Notes 1 & 5)*	Beneficial owner of 24,501,672 shares, spouse interest in 3,262,867 shares and interest of controlled corporations in 2,146,742,075 shares	55.71%
Tsim Sha Tsui Properties Limited	2,088,186,522 *(Notes 1(a), 1(b) & 5)*	Beneficial owner of 1,035,602,232 shares and interest of controlled corporations in 1,052,584,290 shares	53.50%
Mr. Chen Din Hwa	425,978,950 *(Notes 2 & 4)*	Interest of a controlled corporation	10.91%
Ms. Chen Yang Foo Oi	425,978,950 *(Notes 2, 3 & 4)*	Spouse interest	10.91%
Xing Feng Investments Limited	425,978,950 *(Notes 2 & 4)*	Interest of a controlled corporation	10.91%
Nice Cheer Investment Limited	425,978,950 *(Notes 2 & 4)*	Beneficial owner	10.91%

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Solid Construction Materials Company Limited	380,089,435	Security interest in 379,946,417 shares and beneficial owner of 143,018 shares	9.73%
Spangle Investment Limited	235,452,444 *(Note 5)*	Beneficial owner	6.03%

(b) Short Positions in Underlying Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Chen Din Hwa	100,000,000 *(Notes 2 & 4)*	Interest of a controlled corporation	2.56%
Ms. Chen Yang Foo Oi	100,000,000 *(Notes 2, 3 & 4)*	Spouse interest	2.56%
Xing Feng Investments Limited	100,000,000 *(Notes 2 & 4)*	Interest of a controlled corporation	2.56%
Nice Cheer Investment Limited	100,000,000 *(Notes 2 & 4)*	Beneficial owner	2.56%

Notes:

1. *As regards 2,146,742,075 shares held by controlled corporations:*

   (a) *1,035,602,232 shares were held by Tsim Sha Tsui Properties Limited which was 71.71% controlled by Mr. Ng Teng Fong;*

   (b) (i) *31,790,195 shares were held by Orchard Centre Holdings (Pte) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,020,794,095 shares were held through the wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 235,452,444 shares held by Spangle Investment Limited (Note 5)); and*

   (c) *58,555,553 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 861 shares by Fanlight Investment Limited, 24,628,346 shares by Karaganda Investments Inc., 1,083,567 shares by Orient Creation Limited, 5,140,973 shares by Strathallan Investment Limited, 15,494,966 shares by Strong Investments Limited, 11,940,406 shares by Tamworth Investment Limited and 266,434 shares by Transpire Investment Limited.*

2. *The long position in 425,978,950 shares and underlying shares (represented interests in 325,978,950 shares and 100,000,000 underlying shares through physically settled equity derivatives) and the short position in 100,000,000 underlying shares were held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa.*

3. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

4. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

5. *235,452,444 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

Save as disclosed above, as at 31 December 2003, the Company has not been notified by any persons who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

Financial assistance and guarantees to affiliated companies *(Note)*

In accordance with paragraph 3.10 of Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at 31st December, 2003:

	At 31st December, 2003	At 30th June, 2003
	HK$	*HK$*
The Group's share of total indebtedness of its affiliated companies:		
Bank loans	**2,647,891,914**	2,635,546,090
Other loans	**246,600,000**	258,600,000
	2,894,491,914	2,894,146,090
Advances from the Group	**10,152,179,380**	10,873,337,591
	13,046,671,294	13,767,483,681
The Group's share of capital commitments of its affiliated companies:		
Authorised but not contracted for	**46,383,705**	48,436,583
Contracted but not provided for	**341,725,195**	727,378,756
	388,108,900	775,815,339
The Group's share of contingent liabilities of its affiliated companies	**–**	–

(Note) "Affiliated companies" mentioned above refers to associates of the Group

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The term of office for each Independent Non-Executive Director is the period up to his retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 17th March, 2004

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF SINO LAND COMPANY LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 9 to 18.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2003.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 17th March, 2004

董事會
黃志祥（主席）
夏佳理，GBS, OBE, JP*
鄭明訓，JP*
楊柏軒
唐國通
李泓熙
余惠偉

（*獨立非執行董事）

審核委員會
鄭明訓，JP（主席）
夏佳理，GBS, OBE, JP

法定代表
黃志祥
唐國通

秘書
葉世光

核數師
德勤•關黃陳方會計師行
香港執業會計師

律師
胡關李羅律師行
孖士打律師行
麥堅時律師行

主要銀行
中國銀行（香港）有限公司
香港上海匯豐銀行有限公司
恒生銀行有限公司
中國工商銀行（亞洲）有限公司
中國建設銀行
星展銀行香港分行
東亞銀行有限公司
交通銀行香港分行
盤谷銀行
花旗銀行

投資者聯絡方法
如有任何查詢，請聯絡:
總經理（企業財務部）
電　話：(852) 2734 8312
圖文傳真：(852) 2369 1236
電子郵件：info@sino-land.com

註冊辦事處
香港九龍尖沙咀梳士巴利道
尖沙咀中心12字樓
電　話：(852) 2721 8388
圖文傳真：(852) 2723 5901
國際互聯網址：http://www.sino-land.com
電子郵件：info@sino-land.com

股票登記處
標準証券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下
電　話：(852) 2980 1768
圖文傳真：(852) 2861 1465

股東時間表

截止過戶日期	二零零四年四月十四日至 二零零四年四月十九日 （首尾兩天包括在內）
遞交以股代息選擇表格之期限	二零零四年五月十一日 下午四時正
中期股息派發日期	每股五港仙 二零零四年五月十八日

上市資料

股票代號	83
美國預托證券	
統一號碼	829344308
交易代號	SNOLY
預托證券對普通股比率	1:5
掛牌	第一級櫃台交易
存托銀行	紐約銀行 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

中期業績及派息

截至二零零三年十二月三十一日止中期年度，集團錄得未經審核之綜合營業額及股東應佔綜合淨利，分別達三十三億九千六百萬港元及六億七百萬港元。期內每股盈利為十五點六一仙。

董事會宣佈派發中期息每股五仙予於二零零四年四月十九日名列在本公司股東名冊內之股東。該股息將於二零零四年五月十八日派發。

中期股息將以現金方式派發予股東，惟股東將有權選擇全部或部分收取新發行之股份以代替現金方式收取中期股息。依據此項以股代息計劃所發行之新股，須待香港聯合交易所有限公司上市委員會批准上市買賣，方可作實。

載有關於以股代息計劃詳情之通函及選擇以股代息之表格，將約於二零零四年四月二十日寄予各股東。預計中期股息單及股票將約於二零零四年五月十八日發給股東。

此未經審核之中期業績經由本公司之核數師，德勤•關黃陳方會計師行審閱。

業務回顧

(一) 土地儲備

於二零零三年十二月三十一日，集團擁有土地儲備總樓面面積約一千七百七十萬平方呎，當中包括已完成之出售物業、發展中之物業及已發展完成之投資物業，各類型物業比例均衡：住宅佔百分之四十，商業佔百分之三十四，工業佔百分之十四，停車場佔百分之九，以及酒店佔百分之三。集團會繼續增添優質之土地儲備，以提升其盈利潛能。

（二）發展完成之物業及物業發展狀況

截至二零零三年十二月三十一日止中期年度，集團已發展完成以下項目，應佔總樓面面積約一百六十萬平方呎：

地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
1. 海典灣 新界馬鞍山第77區 保泰街1號	住宅	100%	612,465
2. 帝庭居一期及二期 新界元朗屏山 屏竹里1號及8號	住宅	100%	180,403
3. 寶雲匯 新界荃灣第40區 荃錦公路98號	住宅	50%	112,538
4. 宏天廣場 九龍九龍灣 宏光道39號	商業	50%	413,915
5. 來福士廣場 上海黃埔區 西藏中路228號 105A及B	商業	19%	255,977
			1,575,298

集團預計可於財政年度二零零三年至二零零四年下半年完成以下項目，應佔總樓面面積合共約七十萬平方呎：

地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
1. 君頤峰 九龍京士柏 衛理道18號	住宅	30%	271,253
2. 朗逸峰 新界荃灣第40區 荃錦公路	住宅	25%	206,909
3. Embassy Lodge 新界上水金錢村 金錢南路8號	住宅	100%	166,840
			645,002

業務回顧（*續*）

（三）銷售活動

中期年度內，集團所錄得的物業銷售收入，主要來自出售新發展項目之住宅單位，包括馬鞍山海典灣、元朗帝庭居一期及二期，以及荃灣寶雲匯。以上項目於二零零二年及二零零三年期間推售，大部份單位均於期內售出，而該等項目的入伙紙亦於財政年度二零零三年至二零零四年之中期年度發出。於二零零三年十二月三十一日，超過百分之九十七單位經已售出，相等於財政年度二零零三年至二零零四年內，興建完成的應佔單位數量約百分之七十二。

隨著經濟復甦及市場氣氛好轉，物業銷售於中期年度內錄得強勁的增幅。一手物業市場的價格亦錄得雙位數字的增長。樓市強勁反彈，信和擁有百分之三十權益之君頤峰將會受惠。過去數月，信和與長實及嘉華聯營發展項目 — 朗逸峰的購買率及價格均有顯著升幅。朗逸峰二期於一月推售，現已全部售罄。位於深井之海雲軒，亦經已於二零零四年二月底售出約百分之八十一的單位，銷售情況十分理想。

集團於期內以預售形式推出兩個住宅項目，包括位於屯門之海典軒及建於將軍澳坑口地鐵站上蓋之蔚藍灣畔部分單位，分別於二零零三年七月及十一月推出市場，反應均理想。該等項目預計於財政年度二零零四年至二零零五年興建完成。管理層將根據現行的市場情況，繼續檢討、監察及控制我們的市場策略，以期達至最佳的盈利效益。

（四）租務活動

於二零零三年十二月三十一日，集團已完成的投資物業應佔總樓面面積達九百二十萬平方呎，較二零零三年六月三十日之八百六十萬平方呎為多。當中增加的六十萬平方呎主要來自於中期年度興建完成的九龍灣宏天廣場及上海來福士廣場。以上兩個新項目的租務進展理想。集團之投資物業組合多元化：商業佔百分之五十，工業佔百分之二十四，停車場佔百分之十七，酒店佔百分之七，住宅佔百分之二。

期內，集團各類別的已完成投資物業出租率高企。隨著經濟復甦及實施國內旅客「個人遊」計劃，零售舖位需求經已大大提高，零售租金收入亦繼而上升。集團繼續在購物商場推出有效的宣傳活動，以刺激商場人流及提高顧客之歸屬感，從而為租戶開拓更多商機，有效提升資產及股東的價值。

為吸引「個人遊」旅客及為本地顧客提供一個更好的購物環境，集團於二零零三年中大規模翻新中港城購物商場。第一期翻新工程已於二零零三年十一月完成。新穎的設計令商場的外貌煥然一新。商場的色彩配搭及商舖的鋪排亦已重新設計，務求吸引更多名店租戶，令商場更為多姿多采。商場二樓設有新美食廣場「金牌坊」，為精明的顧客提供各地美食。翻新工程有助增加商場人流，並提高商場的出租率及租金收入。此外，更緊密經貿關係安排(CEPA)有助工商界的發展，令工商舖位的出租率持續高企，租金也穩步上揚。

集團連同所佔聯營公司之總租金收入維持在五億六千五百萬港元，整體出租情況令人滿意。集團高度多元化的投資物業（當中零售物業佔主要比重）、理想的物業據點、有效及主題式的市場策略，以及顧客服務質素的提高，均是維持穩定經常性收益的主要元素。

（五）財務

於二零零三年十二月三十一日，集團資產負債比率按淨債項與股東權益比率計算，下降至約百分之二十八點五，而二零零三年六月三十日為百分之三十六點八，主要由於售賣已完成之新項目所得的流動資金所致。集團貸款總額中，約百分之二十四在一年內償還，百分之二十三在一至兩年內償還，百分之五十三則於二至五年內償還。集團包括所佔聯營公司擁有現金資源約一百一十五億一千九百萬港元，其中包括手頭現金約三十億七千七百萬港元及可動用之未提取信貸額約八十四億四千二百萬港元。集團資產總值為三百九十七億六千四百萬港元，而未經審核之股東權益總額及每股資產淨值分別為二百五十億港元及六點四五港元。

近來香港經濟情況有所改善及股市向好，公司股價上揚，並持續高企於二零零二年五月發行的可換股票據行使價每股四港元之水平以上。於二零零四年二月二十九日，共有三億四千九百萬港元的可換股票據已對換為股票。因此，我們已發行及繳足股票的數量增加了八千七百三十五萬五千股，總數達三十九億九千零三十三萬八千四百六十七股。

於二零零三年十二月三十一日止中期年度，集團在外匯貸款及資本結構上並沒有錄得重大轉變。外匯風險亦維持於低水平。除於二零零七年到期之可換股票據外，集團大部份借貸均以浮息為基礎。

於二零零三年十二月三十一日，集團較上個財政年度二零零三年六月三十日止，沒有錄得任何承擔及或然負債的特別重大轉變。

（六）未來發展

集團之業務主要集中於物業發展及投資方面，並將繼續及選擇性地添置土地，以期達至最佳的盈利前景。於二零零三年十二月三十一日，集團現正發展中之土地應佔總樓面面積約七百九十萬平方呎，當中約百分之八十四用作住宅發展用途，並預計該等項目可於三年內相繼完成。

集團致力興建優質物業，並為旗下的新發展項目及物業管理引入環保及富時代感之設計理念和元素，為客戶提供更佳之生活環境。管理層會繼續檢討並改善我們物業的質素，以達至最高之水準。

除上述事項外，其他資料對比二零零三年六月三十日止之年報並無任何其他重大轉變。

社會關係及環境責任

集團著重企業誠信、商業道德操守、良好企業管治及企業社會責任的重要性。為保障股東長期利益，集團竭力承擔社會責任，於日常運作及業務發展方面實踐環保措施。年內，集團曾為香港紅十字會、香港公益金及其他慈善團體舉辦籌款活動。

我們欣然宣佈，集團及其全資附屬公司 — 信和物業管理有限公司榮獲香港服務聯會頒發「2003-2004商界展關懷」獎項。此外，信和物業管理有限公司更榮獲社會福利署頒發「2002年度十大最高服務時數獎（私人團體）」，見證其對社會作出的貢獻。信和物業管理有限公司於二零零二年成立「信和義工隊」，並積極籌備及參與多個慈善活動。「信和義工隊」曾為香港公益金及香港幼兒教育及服務聯會於信和旗下管理物業舉辦捐款活動。隊員曾前往香港明愛（安老服務）探訪逾四百位老人。信和物業管理有限公司亦曾為香港世界宣明會於四十多個屋苑舉辦「舊書回收活動」，以及為救世軍及香港地球之友舉辦「舊衣回收活動」。

信和物業管理有限公司曾榮獲多個獎項，引證其致力在環保及優質管理服務上作出的貢獻。繼去年信和物業管理有限公司所管理的四項物業榮獲水務署頒發之「食水系統優質維修認可計劃」證書後，期內再有三十六項物業獲頒該證書。信和物業管理有限公司旗下管理之富利中心、威登中心、利登中心及海濱中心，亦分別囊括觀塘區「私人樓宇清潔比賽 — 工貿大廈組」的冠、亞、季軍及優異獎。另外，信和物業管理有限公司所管理的麗峰花園榮獲由沙田區議會主辦的「沙田區優質大廈管理比賽」優異獎。

僱員計劃

集團於中期年度內為僱員提供了各類型的內部及外間培訓課程。這些課程旨在增強員工的語言能力、增進其專業知識及管理事宜，以及提高生產力而特別設計。課程內容包括語言訓練、客戶關係及客戶服務、資訊科技、自我增值，以及有關辦公室行政、物業管理及項目管理的環境保護知識。集團將繼續配合公司策略及特定職業發展計劃需求，推出各類嶄新課程。

由於中港經濟及社會連繫越趨緊密，集團將繼續致力增強員工的普通話應對能力，並定期舉辦不同程度的訓練課程。集團的政策乃要求所有員工必須擁有最優質的客戶服務水準，尤以前線員工為要。故此，集團特聘用顧問公司為員工提供優質客戶服務之密集訓練計劃。中期年度內，已有超過一千五百名員工接受此訓練，而受訓員工及客戶對此訓練計劃均反應良好。

此外，集團更注重團隊精神。強大的團隊精神是提升人力資源、內部運作及架構效率的重要元素，並將個人成就與集團目標掛勾，從而令集團獲得更好的產品及服務質素。中期年度內，集團已舉辦了多個有關建立團隊精神及領導才能的工作坊和座談會，以進一步推廣團隊精神及技巧。

展望

中期年度內，本港經濟錄得強勁的持續增長。本地生產總值不斷上升，失業率下降，加上訪港旅客人數顯著上升，令零售業及酒店業受惠。在蓬勃的經濟環境下，市場氣氛明顯好轉。在土地供應方面，政府立場堅定，並成功與兩家鐵路公司協調，控制供應量。政府亦於二零零三年十月宣布延長建築規約年期及修改租務管制條例，以同時滿足業主及租客的需要。這些措施均增強了市民對樓市的信心。低息環境加上銀行不斷提供吸引的按揭條件，令豪宅物業及大型屋苑的成交量及售價均錄得雙位數字的增長。

中央政府放寬內地居民訪港措施，對本港的經濟起了正面的影響，旅遊業、酒店業、飲食業、運輸業及零售業均為主要的受惠行業。再者，現時人民幣信用咭可在本港通用，零售業務勢將大幅攀升。

在中期及長期發展方面，國內經濟持續發展，將增加亞太區及香港之間的商貿合作及人流，進一步加快本港的經濟復甦。更緊密經貿關係安排(CEPA)於二零零三年六月簽訂後，香港出口指定貨品到國內可享零關稅優惠，推動香港業務進一步進軍內地市場，也增加兩地之間的經濟活動，最終可達致雙贏局面。

集團將繼續選購土地儲備，以助提高盈利。各董事對集團的中期及長期前景均充滿信心。

員工與管理層

本人謹藉此機會代表董事會，感謝各員工對集團的貢獻及支持。本人亦對董事會同寅的指引及英明領導，深表謝意。

主席
黃志祥

香港，二零零四年三月十七日

精簡綜合收益表

截至二零零三年十二月三十一日止六個月

	附註	六個月止 二零零三年 十二月三十一日 (未經審核) 港元	六個月止 二零零二年 十二月三十一日 (未經審核及重列) 港元
營業額	3	**3,396,393,317**	2,999,098,443
銷售成本		**(1,936,007,196)**	(1,792,249,990)
直接費用		**(461,905,420)**	(376,641,809)
		998,480,701	830,206,644
其他收益		**19,037,346**	23,133,317
持有買賣證券投資之未實現收益(虧損)		**107,853,961**	(100,959,166)
其他證券投資減值虧損		**(11,997,295)**	(161,127,507)
行政費用		**(173,582,017)**	(171,736,571)
經營溢利	4	**939,792,696**	419,516,717
財務收益	5	**47,122,919**	57,231,163
財務成本	6	**(110,974,884)**	(215,591,437)
財務成本淨額		**(63,851,965)**	(158,360,274)
應佔聯營公司業績	7	**(175,738,498)**	(42,554,331)
除税前溢利		**700,202,233**	218,602,112
所得税項	8	**(89,674,674)**	(73,064,059)
未計少數股東權益前溢利		**610,527,559**	145,538,053
少數股東權益		**(3,473,650)**	2,674,699
本期純利		**607,053,909**	148,212,752
股息	9	**77,726,686**	77,288,637
每股盈利	10		
基本		**15.61仙**	3.83仙
攤薄		**14.95仙**	不適用

精簡綜合資產負債表

於二零零三年十二月三十一日

	附註	二零零三年十二月三十一日 (未經審核) 港元	二零零三年六月三十日 (經審核及重列) 港元
非流動資產			
投資物業	*11*	**13,440,169,174**	13,292,907,150
酒店物業		**1,178,578,081**	1,178,578,081
物業、廠房及設備	*12*	**66,722,606**	71,828,784
投資聯營公司權益	*13*	**9,809,427,638**	11,048,203,287
證券投資		**1,424,110,340**	1,003,414,144
借予被投資公司款項		**21,646,777**	23,327,729
其他非流動資產		**300,000**	300,000
應收遠期貸款	*14*	**676,979,131**	573,584,330
		26,617,933,747	27,192,143,505
流動資產			
發展中物業		**7,478,740,043**	8,845,310,945
未售樓宇存貨		**430,121,020**	604,867,506
酒店存貨		**21,512,079**	21,044,865
證券投資		**469,488,916**	361,634,955
應收聯營公司款項		**1,428,473,017**	1,494,397,245
應收賬款及其他應收	*15*	**864,045,697**	1,036,427,959
應收遠期貸款之本期部分	*14*	**86,791,454**	22,097,946
可收回稅款		**168,611,786**	21,620,306
有限制銀行存款		**241,387,400**	6,854,166
定期存款、銀行存款及現金		**1,956,609,238**	1,084,955,668
		13,145,780,650	13,499,211,561
流動負債			
應付賬款及其他應付	*16*	**2,562,001,995**	3,504,670,983
應付聯營公司款項		**33,023,923**	358,676,369
應付稅項		**103,270,478**	105,609,771
遠期無抵押銀行貸款之本期部分		**13,044,360**	13,100,640
遠期有抵押銀行貸款之本期部分		**214,247,000**	277,753,200
遠期無抵押其他貸款之本期部分		**300,000,000**	300,000,000
銀行貸款及透支			
— 有抵押		**1,500,708,600**	528,664,000
— 無抵押		**217,406,000**	233,940,000
其他有抵押貸款		**15,167,049**	284,899,106
		4,958,869,405	5,607,314,069
流動資產淨額		**8,186,911,245**	7,891,897,492
		34,804,844,992	35,084,040,997
資本及儲備			
股本		**3,902,983,467**	3,886,334,280
股份溢價及儲備		**21,269,648,666**	20,346,747,312
		25,172,632,133	24,233,081,592
少數股東權益		**(753,127)**	(1,011,765)
非流動負債			
遠期借貸 — 到期日超過一年		**7,096,595,023**	8,330,468,298
遞延稅項		**28,857,276**	32,244,483
聯營公司提供之借款		**1,940,128,396**	1,966,649,850
被投資公司提供之借款		**—**	10,375,165
少數股東提供之借款		**567,385,291**	512,233,374
		9,632,965,986	10,851,971,170
		34,804,844,992	35,084,040,997

精簡綜合股東權益變動表

截至二零零三年十二月三十一日止六個月

	股本 港元	股份溢價 港元	資本 贖回儲備 港元	投資物業 重估儲備 港元	其他證券 重估儲備 港元	匯兌儲備 港元	保留溢利 港元	合計 港元
於二零零二年七月一日								
一 原列	3,874,211,830	9,283,178,408	124,820,000	5,230,465,489	(366,502,052)	2,805,781	7,569,583,631	25,718,563,087
一 前期調整（附註2）	—	—	—	—	—	—	(86,883,006)	(86,883,006)
一 重列	3,874,211,830	9,283,178,408	124,820,000	5,230,465,489	(366,502,052)	2,805,781	7,482,700,625	25,631,680,081
重估虧損	—	—	—	—	(48,446,236)	—	—	(48,446,236)
換算香港以外地區業務賬目而產生之匯兌差額	—	—	—	—	—	(5,611,910)	—	(5,611,910)
未於收益表內確認之虧損淨額	—	—	—	—	(48,446,236)	(5,611,910)	—	(54,058,146)
以股代息所發行之股份	20,592,195	—	—	—	—	—	—	20,592,195
以股代息所發行之股份溢價	—	35,521,536	—	—	—	—	—	35,521,536
發行股份費用	—	(30,050)	—	—	—	—	—	(30,050)
購回並註銷股份	(14,380,000)	—	14,380,000	—	—	—	(35,301,992)	(35,301,992)
出售時撥回之重估儲備	—	—	—	5,288,441	—	—	—	5,288,441
於收益表內扣除之減值虧損	—	—	—	—	140,673,445	—	—	140,673,445
本期純利	—	—	—	—	—	—	148,212,752	148,212,752
二零零二年度末期息	—	—	—	—	—	—	(77,288,637)	(77,288,637)
於二零零二年十二月三十一日	3,880,424,025	9,318,669,894	139,200,000	5,235,753,930	(274,274,843)	(2,806,129)	7,518,322,748	25,815,289,625
重估（虧損）盈餘	—	—	—	(1,231,115,559)	42,583,541	—	—	(1,188,532,018)
應佔聯營公司物業權益之重估虧損	—	—	—	(336,604,345)	—	—	—	(336,604,345)
少數股東應佔物業權益之重估虧損	—	—	—	55,840,000	—	—	—	55,840,000
換算香港以外地區業務賬目而產生之匯兌差額	—	—	—	—	—	976,254	—	976,254
未於收益表內確認之虧損（收益）淨額	—	—	—	(1,511,879,904)	42,583,541	976,254	—	(1,468,320,109)
以股代息所發行之股份	30,956,255	—	—	—	—	—	—	30,956,255
以股代息所發行之股份溢價	—	33,123,195	—	—	—	—	—	33,123,195
發行股份費用	—	(230,050)	—	—	—	—	—	(230,050)
購回並註銷股份	(25,046,000)	—	25,046,000	—	—	—	(54,960,390)	(54,960,390)
出售時撥回之重估儲備	—	—	—	(13,428,283)	—	—	—	(13,428,283)
應佔出售聯營公司時撥回之重估儲備	—	—	—	(30,528,060)	—	—	—	(30,528,060)
於收益表內扣除之減值虧損	—	—	—	—	111,723,571	—	—	111,723,571
本期虧損淨額	—	—	—	—	—	—	(113,174,602)	(113,174,602)
二零零三年度中期息	—	—	—	—	—	—	(77,369,560)	(77,369,560)
於二零零三年六月三十日	3,886,334,280	9,351,563,039	164,246,000	3,679,917,683	(119,967,731)	(1,829,875)	7,272,818,196	24,233,081,592
重估盈餘	—	—	—	—	342,399,881	—	—	342,399,881
換算香港以外地區業務賬目而產生之匯兌差額	—	—	—	—	—	(3,413,367)	—	(3,413,367)
未於收益表內確認之收益（虧損）淨額	—	—	—	—	342,399,881	(3,413,367)	—	338,986,514
以股代息所發行之股份	16,649,187	—	—	—	—	—	—	16,649,187
以股代息所發行之股份溢價	—	49,781,071	—	—	—	—	—	49,781,071
發行股份費用	—	(30,050)	—	—	—	—	—	(30,050)
出售時撥回之重估儲備	—	—	—	4,797,618	38,978	—	—	4,836,596
本期純利	—	—	—	—	—	—	607,053,909	607,053,909
二零零三年度末期息	—	—	—	—	—	—	(77,726,686)	(77,726,686)
於二零零三年十二月三十一日	3,902,983,467	9,401,314,060	164,246,000	3,684,715,301	222,471,128	(5,243,242)	7,802,145,419	25,172,632,133

精簡綜合現金流量表

截至二零零三年十二月三十一日止六個月

	六個月止	
	二零零三年十二月三十一日 (未經審核) *港元*	二零零二年十二月三十一日 (未經審核) *港元*
來自（用於）經營業務之現金淨額	**1,007,095,471**	(2,780,143,854)
來自投資業務之現金淨額	**614,393,314**	577,552,263
（用於）來自融資業務之現金淨額	**(755,786,486)**	1,124,616,181
現金及現金等值增加（減少）淨額	**865,702,299**	(1,077,975,410)
期初之現金及現金等值	**1,080,391,668**	2,202,065,294
匯兌率改變之影響	**5,951,271**	1,582,634
期終之現金及現金等值	**1,952,045,238**	1,125,672,518
現金及現金等值結餘之分析：		
定期存款、銀行存款及現金	**1,956,609,238**	1,131,236,518
銀行透支	**(4,564,000)**	(5,564,000)
	1,952,045,238	1,125,672,518

1. 編製基準

本精簡財務報告書乃遵照香港聯合交易所有限公司證券上市規則附錄十六內可適用之披露規定及會計實務準則（「會計準則」）第二十五條「中期財務報告」之規定編製。

2. 主要會計政策

本精簡財務報告書乃按過往採用之成本慣例並就重估投資物業及證券投資而作出修訂後編製。

於本期內，本集團除採納會計實務準則第十二條（經修訂）「所得稅」（「會計準則第十二條（經修訂）」）外，編製此財務報告書所採納之會計政策與二零零三年六月三十日止年度所採納的均屬一致。

所得稅

採納會計準則第十二條（經修訂）之主要影響部份為遞延稅項。過往，遞延稅項乃採用收益表負債法，對除卻在可見將來預計不會撥回外之時差，確認為負債而作出部份撥備。會計準則第十二條（經修訂）規定，除少數情況外，精簡財務報告書內之資產及負債項目之賬面值，與用以計算應課稅溢利之相應稅基金額之間的所有暫時性差額，均以資產負債表負債法確認為遞延稅項。鑑於會計準則第十二條（經修訂）並無任何特殊過度性的規定，此新會計政策已作出追溯性應用。比較數字已作出相應之重列。此會計政策之變更引致保留溢利於二零零三年六月三十日減少102,765,004港元（*於二零零二年六月三十日：保留溢利減少86,883,006港元*）。另截至二零零三年十二月三十一日止六個月之純利增加396,496港元（*截至二零零二年十二月三十一日止六個月：純利減少9,584,491港元*）。此會計政策之變更同時引致於一九九七年六月三十日止年度內因收購一間聯營公司時所產生之商譽由179,717,551港元增加至252,916,351港元。

3. 分部資料

業務分部

作為管理用途，本集團目前由五個經營分區組成 — 物業、證券、財務、酒店及物業管理及服務。以本集團申報其主要分部資料為基準之經營分區如下：

二零零三年十二月三十一日止六個月

	物業	證券	財務	酒店	物業管理及服務	抵銷	綜合
	港元	*港元*	*港元*	*港元*	*港元*	*港元*	*港元*
收入							
營業額							
物業租賃	415,246,219	—	—	—	—	—	415,246,219
物業銷售	2,594,720,610	—	—	—	—	—	2,594,720,610
酒店經營	—	—	—	129,511,422	—	—	129,511,422
管理服務	32,684,285	—	—	—	173,656,186	—	206,340,471
股票投資及買賣	—	20,452,698	—	—	—	—	20,452,698
財務	—	—	30,121,897	—	—	—	30,121,897
	3,042,651,114	20,452,698	30,121,897	129,511,422	173,656,186	—	3,396,393,317
其他經營收益	10,713,401	1,738,014	1,835,603	—	4,750,328	—	19,037,346
內部分部銷售*	—	—	—	—	12,410,949	(12,410,949)	—
總收入	3,053,364,515	22,190,712	31,957,500	129,511,422	190,817,463	(12,410,949)	3,415,430,663
分部業績	822,452,773	118,047,378	31,957,500	62,637,270	78,279,792	—	1,113,374,713
未分配企業支出							(173,582,017)
經營溢利							939,792,696

3. 分部資料（續）

業務分部（續）

二零零二年十二月三十一日止六個月

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	抵銷 港元	綜合 港元
收入							
營業額							
物業租賃	420,122,208	—	—	—	—	—	420,122,208
物業銷售	2,188,060,651	—	—	—	—	—	2,188,060,651
酒店經營	—	—	—	115,331,296	—	—	115,331,296
管理服務	30,031,827	—	—	—	162,170,583	—	192,202,410
股票投資及買賣	—	17,696,686	—	—	—	—	17,696,686
財務	—	—	65,685,192	—	—	—	65,685,192
	2,638,214,686	17,696,686	65,685,192	115,331,296	162,170,583	—	2,999,098,443
其他經營收益	6,287,425	1,923,854	105,674	—	14,816,364	—	23,133,317
內部分部銷售*	—	—	—	—	11,574,090	(11,574,090)	—
總收入	2,644,502,111	19,620,540	65,790,866	115,331,296	188,561,037	(11,574,090)	3,022,231,760
分部業績	631,870,857	(242,466,133)	65,790,866	48,303,730	87,753,968	—	591,253,288
未分配企業支出							(171,736,571)
經營溢利							419,516,717

*內部分部銷售乃按照雙方協定之成本加邊際利潤基準計算。

4. 經營溢利

	六個月止 二零零三年 十二月三十一日 港元	六個月止 二零零二年 十二月三十一日 港元
經營溢利已扣除下列項目：		
酒店存貨成本	**11,994,412**	11,678,185
折舊	**8,023,390**	8,157,327

5. 財務收益

	六個月止 二零零三年 十二月三十一日 港元	六個月止 二零零二年 十二月三十一日 港元
利息收益來自		
借予聯營公司之款項	**30,073,491**	33,676,465
借予投資公司之款項	**3,450,391**	3,479,564
銀行存款	**13,599,037**	20,075,134
	47,122,919	57,231,163

6. 財務成本

	六個月止 二零零三年 十二月三十一日 港元	六個月止 二零零二年 十二月三十一日 港元
貸款利息支出	**116,446,927**	211,474,170
贖回可換股票據之溢價準備	**8,423,671**	8,423,671
攤銷可換股票據之發行成本	**3,787,405**	3,787,405
貸款融資之安排費用及財務開支	**13,853,811**	10,420,490
	142,511,814	234,105,736
減：已撥充發展中物業成本之數額	**(31,536,930)**	(18,514,299)
	110,974,884	215,591,437

7. 應佔聯營公司業績

應佔聯營公司業績包括聯營公司商譽攤銷6,477,214港元（*二零零二年十二月三十一日止六個月：6,477,214港元重列*）及聯營公司負商譽撥回2,564,199港元（*二零零二年十二月三十一日止六個月：2,564,199港元*）。

8. 所得稅項

	六個月止 二零零三年 十二月三十一日 港元	六個月止 二零零二年 十二月三十一日 港元 （重列）
支出包括：		
本公司及其附屬公司稅項		
香港利得稅	**82,057,376**	60,713,560
遞延稅項	**(3,387,207)**	1,700,584
	78,670,169	62,414,144
應佔聯營公司稅項		
香港利得稅	**9,843,764**	4,595,978
遞延稅項	**1,160,741**	6,053,937
	11,004,505	10,649,915
	89,674,674	73,064,059

香港利得稅乃根據期內之估計應課稅溢利按稅率17.5%計算（*截至二零零二年十二月三十一日止六個月：適當地按稅率16%或17.5%*）。

於二零零二年三月二十七日及二零零三年三月十四日，稅務局就一間全資附屬公司信和財務有限公司（「信和財務」）一九九五／九六及一九九六／九七之課稅年度進行稅務查詢，並發出大約60,000,000港元額外評稅通知單予信和財務，信和財務已向稅務局提出反對。於二零零三年八月二十日，稅務局又就一間全資附屬公司城邦有限公司（「城邦」）一九九八／九九至二零零一／零二之課稅年度進行稅務查詢，並發出大約263,438,000港元額外評稅通知單予城邦，城邦已向稅務局提出反對。董事認為鑑於此等稅務查詢仍處於資料搜集階段，現階段無法準確預測查詢結果，因此，並無為此而作出撥備。

9. 股息

	六個月止	
	二零零三年十二月三十一日	二零零二年十二月三十一日
	港元	*港元*
二零零三年六月三十日止年度末期息每股2港仙 *（二零零二年六月三十日止年度每股2港仙）*：每股附有以股代息認購權	**77,726,686**	77,288,637

董事會宣佈派發中期息每股5港仙 *（二零零二年十二月三十日止六個月：2港仙）* 予於二零零四年四月十九日登記在本公司股東名冊之股東。

10. 每股盈利

每股基本及攤薄後盈利乃根據以下數據計算：

	六個月止	
	二零零三年十二月三十一日	二零零二年十二月三十一日
	港元	*港元*
		（重列）
用以計算每股基本盈利之盈利	**607,053,909**	148,212,752
可能有攤薄影響之普通股：		
可換股票據之利息及溢價	**30,279,447**	30,279,447
用以計算每股攤薄後盈利之盈利	**637,333,356**	178,492,199
	股份數目	股份數目
用以計算每股基本盈利之普通股之加權平均數	**3,887,691,551**	3,869,689,847
可能有攤薄影響之普通股：		
可換股票據	**375,000,000**	375,000,000
用以計算每股攤薄後盈利之普通股之加權平均數	**4,262,691,551**	4,244,689,847

行使本集團尚餘之可換股票據會令每股盈利上升，因此，截至二零零二年十二月三十一日止六個月之每股攤薄後盈利並無列出。

11. 投資物業

二零零三年十二月三十一日止六個月期間內，151,184,995港元之發展中物業轉撥至投資物業 *（二零零二年十二月三十一日止六個月：167,937,960港元）*。

12. 物業、廠房及設備

二零零三年十二月三十一日止六個月期間內，新增之物業、廠房及設備為4,338,765港元 *（二零零二年十二月三十一日止六個月：5,120,042港元）*。

13. 投資聯營公司權益

	二零零三年 十二月三十一日 港元	二零零三年 六月三十日 港元 （重列）
應佔資產淨值	**1,016,102,062**	1,595,730,713
商譽	**161,930,358**	168,407,572
負商譽	**(92,311,145)**	(94,875,344)
	1,085,721,275	1,669,262,941
借予聯營公司款項減撥備	**8,723,706,363**	9,378,940,346
	9,809,427,638	11,048,203,287

税務局就本集團之聯營公司坤貿有限公司（「坤貿」）之全資附屬公司廣滔投資有限公司（「廣滔」）由一九九四／九五至二零零一／零二之課税年度及Erleigh Investments Inc.之全資附屬公司Murdoch Investment Inc.（「MII」）由一九九四／九五至一九九七／九八之課税年度進行稅務查詢，並分別發出大約406,000,000港元及33,000,000港元額外評税通知單予廣滔及MII，廣滔及MII已向税務局提出反對。於二零零三年十二月三十一日本集團應佔數額估計分別為102,000,000港元及15,000,000港元。鑑於此税務查詢仍處於資料搜集階段，廣滔及MII管理層認為現階段無法準確預測需要數年才能得出的查詢結果，因此，廣滔及MII之財務報告書並無為此而作出撥備。

本公司之董事已知悉上述事件及提出查詢。董事局認為上述事件並無重大進展及改變。

14. 應收貸款

本集團提供貸款予購買本集團物業之買家，還款細則於貸款合約內定明。

15. 應收賬款及其他應收

應收賬款及其他應收包括應收貿易賬款142,519,179港元（*二零零三年六月三十日：404,488,915港元*），此等應收貿易賬款主要為預開發票及預期見票兑付之應收銷售收入及應收租金。

於報告日之應收貿易賬款之賬齡分析如下：

	二零零三年 十二月三十一日 港元	二零零三年 六月三十日 港元
0 – 30日	**68,055,238**	343,569,680
31 – 60日	**19,387,779**	10,672,402
61 – 90日	**8,038,672**	8,474,451
超過90日	**47,037,490**	41,772,382
	142,519,179	404,488,915

超過90日之應收貿易賬款為47,037,490港元（*二零零三年六月三十日：41,772,382港元*）足以被所收該等客戶之租金訂金所保障，根據本集團之撥備政策，毋須為該等應收賬款作出撥備。

16. 應付賬款及其他應付

應付賬款及其他應付包括應付貿易賬款111,489,454港元（*二零零三年六月三十日：97,654,470港元*）。

於報告日之應付貿易賬款之賬齡分析如下：

	二零零三年十二月三十一日 *港元*	二零零三年六月三十日 *港元*
0 – 30日	**94,726,122**	35,316,475
31 – 60日	**5,674,014**	9,028,714
61 – 90日	**898,667**	799,531
超過90日	**10,190,651**	52,509,750
	111,489,454	97,654,470

17. 資產按揭

(a) 於二零零三年十二月三十一日，本集團以若干有牌價投資、物業、定期存款及銀行存款作為抵押，所取得之銀行貸款、透支及其他貸款融資合共13,933,496,164港元（*二零零三年六月三十日：12,616,308,971港元*）。於上述結算日已被動用之貸款為7,148,992,914港元（*二零零三年六月三十日：6,805,030,371港元*）。

(b) 於二零零三年十二月三十一日，若干聯營公司投資及借予若干聯營公司款項之利益已抵押或轉讓，以取得銀行或財務機構提供予該等公司之貸款融資。本集團應佔該等融資之數額達3,573,148,276港元（*二零零三年六月三十日：3,952,733,333港元*），其中2,894,491,914港元（*二零零三年六月三十日：2,894,146,090港元*）已被動用並由本公司擔保。

18. 承擔及或然負債

於資產負債表結算日，本集團尚未於財務報告書內撥備之承擔及或然負債如下：

	二零零三年十二月三十一日 *港元*	二零零三年六月三十日 *港元*
(a) 物業發展費用之承擔：		
已批准但未簽約	**15,532,106**	1,184,813,547
已簽約但未撥備	**2,240,385,506**	973,447,137
	2,255,917,612	2,158,260,684
(b) 就聯營公司之銀行貸款及其他負債作出之擔保：		
已動用	**2,894,491,914**	2,894,146,090
未動用	**681,161,362**	1,061,092,243
	3,575,653,276	3,955,238,333

(c) 於二零零三年十二月三十一日及二零零三年六月三十日，本公司及其全資附屬公司為與恒隆有限公司及其附屬公司終止於一九九六年十二月十九日所訂立之買賣合約而進行之法律索償要求及反索償要求之有關一方。審訊已於二零零四年二月二日展開，預期最少長達十四星期。法律顧問認為敗訴一方有可能提出上訴，在這種情況下，上訴最少一年不會被審理。董事會認為訴訟雙方就索償要求及反索償要求正在作辯，於現訴訟階段有關案件可在短期內結束之機會不大，因此，並無就或然負債作出撥備。

19. 結算日後事項

二零零三年十二月三十一日後及截至本報告書日止，總數387,920,000港元之本集團之可換股票據兌換為96,980,000股本公司之股份。

截止過戶日期

本公司將由二零零四年四月十四日至二零零四年四月十九日，首尾兩天包括在內，暫停辦理股份過戶登記手續。二零零四年四月十九日辦公時間結束時為中期股息之記錄日期。

要取得獲派中期息之資格，各股東最遲須於二零零四年四月十三日下午四時正前，將一切過戶文件連同有關股票送達本公司之股票登記處 — 標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，辦理登記手續。

購買、售賣或贖回本公司之上市證券

中期年度內，本公司及各附屬公司並無購買、售賣或贖回本公司之任何上市證券。

董事所佔本公司及其相聯公司之股份及債務證券權益

根據證券及期貨條例（「證券條例」）第XV部第352條規定備存的登記冊記載，或依據載於香港聯合交易所有限公司之證券上市規則（「上市規則」）內上市公司董事進行證券交易的標準守則（「標準守則」），通知本公司及香港聯合交易所有限公司，董事於二零零三年十二月三十一日在本公司及證券條例下所指相聯公司的股份、相關股份及債權證中擁有的權益及淡倉載列如下：

(甲) 本公司股份之好倉

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	2,595,971	115,914股為實益擁有人及 2,480,057股為配偶權益	0.06%
夏佳理先生，GBS, OBE, JP	1,044,095	實益擁有人	0.02%
鄭明訓先生，JP	60,486	實益擁有人	≃ 0%
楊柏軒先生	14,714	實益擁有人	≃ 0%
唐國通先生	–	–	–
李泓熙先生	–	–	–
余惠偉先生	–	–	–

(乙) 相聯公司股份之好倉

(i) 控股公司

尖沙咀置業集團有限公司

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	524,720	實益擁有人	0.03%
夏佳理先生，GBS, OBE, JP	60,000	實益擁有人	≃ 0%
鄭明訓先生，JP	–	–	–
楊柏軒先生	–	–	–
唐國通先生	–	–	–
李泓熙先生	–	–	–
余惠偉先生	–	–	–

董事所佔本公司及其相聯公司之股份及債務證券權益*（續）*

(乙) 相聯公司股份之好倉 *(續)*

(ii) 相聯公司

由於黃志祥先生經受控公司持有下列公司股份權益，因而被視為擁有下列公司權益：

相聯公司名稱	普通股數目	所佔已發行股份百分比
駿商有限公司	50 *(附註 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(附註 1 & 3)*	100%
Dramstar Company Limited	440 *(附註 1 & 4)*	44%
霸滔有限公司	1 *(附註 1 & 5)*	50%
Erleigh Investment Limited	110 *(附註 1 & 5)*	55%
長誠財務有限公司	1 *(附註 1 & 5)*	50%
霸都財務有限公司	5 *(附註 1 & 6)*	50%
霸都置業有限公司	5,000 *(附註 1 & 6)*	50%
藍灣半島物業管理有限公司	10 *(附註 1 & 5)*	50%
旋翠有限公司	500,000 *(附註 1 & 5)*	50%
擴財有限公司	1 *(附註 1 & 7)*	50%
Kotachi Limited	2 *(附註 1 & 11)*	100%
Murdoch Investments Inc.	2 *(附註 1 & 3)*	100%
集利財務有限公司	1 *(附註 1 & 5)*	50%
允傑發展有限公司	20,000 *(附註 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(附註 1 & 5)*	50%
銀寧投資有限公司	10 *(附註 1 & 5)*	50%
Sino Club Limited	2 *(附註 9)*	100%
信和停車場管理有限公司	450,000 *(附註 10)*	50%
信和地產代理有限公司	50,000 *(附註 10)*	50%

附註：

1. *Osborne Investments Ltd.(「Osborne」)乃Seaview Assets Limited之全資附屬公司。Seaview Assets Limited是由黃志祥先生控權百分之五十的Boswell Holdings Limited(「Boswell」)全資擁有。*
2. *股份由Osborne全資附屬公司Devlin Limited所持有。*
3. *股份由Osborne控權百分之五十五的Erleigh Investment Limited所持有。*
4. *股份由Osborne全資附屬公司旋翠有限公司所持有。*
5. *股份由Osborne所持有。*
6. *股份由Osborne全資附屬公司城姿有限公司所持有。*
7. *股份由Osborne全資附屬公司渤榮有限公司所持有。*
8. *股份由Osborne全資附屬公司Goegan Godown Limited所持有。*
9. *股份由Deansky Investments Limited控權百分之五十的信和地產代理有限公司所持有。Deansky Investments Limited由黃志祥先生百分百控權。*
10. *股份由黃志祥先生控權百分百的Deansky Investments Limited所持有。*
11. *股份由Osborne全資附屬公司Erleigh Property Limited所持有。*

董事所佔本公司及其相聯公司之股份及債務證券權益（續）

(丙) **相關股份及債權證之好倉**

股份、相關股份及債權證之淡倉

並無本公司及其相聯公司的相關股份及債權證之好倉或股份、相關股份及債權證之淡倉載於根據證券條例第XV部第352條規定之登記冊內或依據載於上市規則內之標準守則知會本公司及香港聯合交易所有限公司。

主要股東及其他股東權益

於二零零三年十二月三十一日，下列主要股東及其他股東於本公司股份及相關股份中，擁有須根據證券條例第XV部第336條所存置之登記冊內的權益及淡倉載列如下：

(甲) **本公司股份及相關股份之好倉**

主要股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃廷方先生	2,174,506,614 *(附註 1 & 5)*	24,501,672股為實益擁有人， 3,262,867股為配偶權益及 2,146,742,075股為受控公司權益	55.71%
尖沙咀置業集團有限公司	2,088,186,522 *(附註 1(a), 1(b) &5)*	1,035,602,232股為實益擁有人及 1,052,584,290股為受控公司權益	53.50%
陳廷驊先生	425,978,950 *(附註 2 & 4)*	受控公司權益	10.91%
陳楊福娥女士	425,978,950 *(附註 2, 3 & 4)*	配偶權益	10.91%
Xing Feng Investments Limited	425,978,950 *(附註 2 & 4)*	受控公司權益	10.91%
興智投資有限公司	425,978,950 *(附註 2 & 4)*	實益擁有人	10.91%

其他股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
Solid Construction Materials Company Limited	380,089,435	379,946,417股為保證權益及 143,018股為實益擁有人	9.73%
Spangle Investment Limited	235,452,444 *(附註 5)*	實益擁有人	6.03%

（乙）本公司相關股份之淡倉

主要股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
陳廷驊先生	100,000,000 *(附註 2 & 4)*	受控公司權益	2.56%
陳楊福娥女士	100,000,000 *(附註 2, 3 & 4)*	配偶權益	2.56%
Xing Feng Investments Limited	100,000,000 *(附註 2 & 4)*	受控公司權益	2.56%
興智投資有限公司	100,000,000 *(附註 2 & 4)*	實益擁有人	2.56%

附註：

1. *關於受控公司所持之2,146,742,075股：*

   (a) *1,035,602,232股由黃廷方先生擁有百分之七十一點七一股份權益之尖沙咀置業集團有限公司持有。*

   (b) (i) *31,790,195股由尖沙咀置業集團有限公司之全資附屬公司南隆地產發展有限公司控權百分之九十五點二三之Orchard Centre Holdings (Pte) Limited所持有；及*

   (ii) *1,020,794,095股由尖沙咀置業集團有限公司全資附屬公司持有（包括由 Spangle Investment Limited所持的 235,452,444股（附註5））；及*

   (c) *58,555,553股由黃廷方先生控權百分百之公司所持有 — 861股由Fanlight Investment Limited持有，24,628,346股由Karaganda Investments Inc.持有，1,083,567股由Orient Creation Limited持有，5,140,973股由Strathallan Investment Limited持有，15,494,966股由Strong Investments Limited持有，11,940,406 股由Tamworth Investment Limited持有及266,434股由Transpire Investment Limited持有。*

2. *425,978,950股及相關股份之好倉（當中包括325,978,950股及100,000,000股來自以實物交收之股本衍生工具之相關股份）及100,000,000股相關股份之淡倉由興智投資有限公司持有。興智投資有限公司乃由陳廷驊先生控權百分百的Xing Feng Investments Limited全資擁有。*

3. *陳楊福娥女士為陳廷驊先生的配偶，固被視為擁有陳先生所持有之股份權益。*

4. *陳廷驊先生、陳楊福娥女士、Xing Feng Investments Limited及興智投資有限公司所擁之股份權益是重覆的。*

5. *235,452,444股由尖沙咀置業集團有限公司之全資附屬公司Spangle Investment Limited持有。該股份於黃廷方先生及尖沙咀置業集團有限公司之股份權益是重覆的。*

除上文所披露者外，於二零零三年十二月三十一日，概無任何人士曾知會本公司擁有根據證券條例第XV部第2及第3分部之條文須向本公司披露或記載於本公司按證券條例第336條置存之登記冊內的本公司股份或相關股份之權益或淡倉。

上市規則第19項應用指引

給予聯屬公司財務資助及擔保（*附註*）

本公司根據香港聯合交易所有限公司證券上市規則之第19項應用指引第3.10段披露以下於二零零三年十二月三十一日聯屬公司所呈報之債務、資本承擔及或然負債之摘要資料：

	於 二零零三年 十二月三十一日 *港元*	於 二零零三年 六月三十日 *港元*
集團應佔其聯屬公司之所有債務：		
銀行貸款	**2,647,891,914**	2,635,546,090
其他貸款	**246,600,000**	258,600,000
	2,894,491,914	2,894,146,090
集團提供之借款	**10,152,179,380**	10,873,337,591
	13,046,671,294	13,767,483,681
集團應佔其聯屬公司之資本承擔：		
已批准但未簽約	**46,383,705**	48,436,583
已簽約但未撥備	**341,725,195**	727,378,756
	388,108,900	775,815,339
集團應佔其聯屬公司之或然負債	**–**	–

（附註） 上述之「聯屬公司」指集團之聯營公司

最佳應用守則

在現時或在中期報告之會計期間內，董事並無察覺任何資料顯示本公司不遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

獨立非執行董事之任期乃根據本公司之組織章程細則之規定，按序於股東週年大會上輪值告退及膺選連任。

承董事會命
秘書
葉世光

香港，二零零四年三月十七日

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

核數師獨立審閱報告

致信和置業有限公司董事會之獨立審閱報告

引言

我們受　貴公司委託審閱於第33頁至42頁的中期財務報告。

董事的責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈的會計實務準則第二十五條「中期財務報告」及其他有關規定編製。編製中期財務報告是董事的責任，並已由他們審批。

本行的責任是根據我們的審閱，對中期財務報告作出獨立的結論，並將此結論謹向股東作出報告，而不作其他用途。我們概不就本報告之內容而向任何其他人士負責或承擔任何責任。

審閱工作

我們的審閱工作是按照香港會計師公會頒佈的核數準則第七零零條「審閱中期財務報告」進行的。審閱範圍主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用的會計政策及列報形式是否一致及貫徹地運用（除非已在中期財務報告內另作披露）。審閱工作並不包括審計程序（如測試內部監控系統和核實資產、負債及交易活動）。由於審閱的工作範圍比審計工作少很多，因此只能提供較審計工作為低的確定程度。所以，我們不會對中期財務報告作出審計意見。

審閱結論

根據我們審閱（並不構成審計工作）的結果，我們並不察覺須對截至二零零三年十二月三十一日止六個月的中期財務報告作出任何重大的修改。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零四年三月十七日